

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2011

Yuval Yanai
Chief Financial Officer
Given Imaging Ltd.
Hermon Building, New Industrial Park
Yoqneam 20692, Israel

  Re: **Given Imaging Ltd.**
    Form 10-K for the year ended December 31, 2010
    Filed March 9, 2011
    File No. 000-33133

Dear Mr. Yanai:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 38

Critical Accounting Policies, page 47

1. We note your disclosure in this section that you had an independent appraisal firm complete valuations for your acquisitions of Bravo in 2008 and Sierra in 2010. Please describe to us the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Item 15. Controls and Procedures, page 88

2. We note the reference to the end of the period covered by the report in the first sentence of the second paragraph of this section. In future filings please include in management's conclusion regarding the effectiveness of disclosure controls and procedures the date upon which the opinion is being expressed. Refer to Item 307 of Regulation S-K.

Consolidated Financial Statements, page F-1

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

D. Cash and Cash Equivalents, page F-11

3. Please reconcile your disclosure in this note with the disclosure on page 53 that cash equivalents include deposits with maturities of six months or less. Explain how you considered the definition of cash equivalents in ASC 230-10-20.

O. Revenue Recognition, page F-15

4. You disclose that the company's policy is not to grant return rights. Please explain why you also disclose under *Use of Estimates* on page F-15 that sales returns are a significant item subject to estimates and assumptions.

P. Government-Sponsored Research and Development, page F-16

5. Please tell us when the company records the grants and why you did not disclose this information in your accounting policies.

U. Comprehensive Income, page F-18

6. Please tell us how you considered the disclosure requirements of ASC 220-10-45 which require you to report comprehensive income in a financial statement that is displayed as prominently as other financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

 for

Martin James
Senior Assistant Chief Accountant